Prestige Wealth Inc.

October 25, 2022

Via EDGAR

Mr. David Gessert

Ms. Susan Block

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 5 to

Draft Registration Statement on Form F-1

Submitted May 13, 2022

CIK No. 0001765850

Dear Mr. Gessert and Ms. Block:

This letter is in response to the letter dated June 15, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (“Registration Statement on Form F-1”) is being filed to accompany this letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

General

1. Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC and Hong Kong.

Response: We respectfully confirm that in our Exchange Act filings, we will provide disclosure highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC and Hong Kong.

2. We note your response to prior comment 1. Please expand your risk factor and regulatory disclosures to discuss the risk related to your potential status as an investment company or an investment adviser, and address the basis for your status determination.

Response: In response to the Staff’s comment, we revised our disclosure on pages 32 and 33 of Registration Statement on Form F-1 to discuss the risks related to our potential status as an investment company and an investment adviser, and address the basis for our status determination.

Cover Page

3. We note your response to prior comment 3. Please revise to refrain from using terms such as “we” or “our” when describing activities of subsidiaries.

Response: In response to the Staff’s comment, we revised our disclosure throughout Registration Statement on Form F-1 to refrain from using terms such us “we” or “our” when describing activities of subsidiaries.

4. We note your response to prior comment 4. Please revise to provide a cross reference to the more detailed discussion of your cash management policies as they relate to how cash is transferred through your organization in the Prospectus Summary. Please also address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends. Add similar disclosure to the summary risk factors and risk factors.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, pages 12 and 21 of Registration Statement on Form F-1 to add a cross reference to the more detailed discussion of our cash management policies as they relate to how cash is transferred through our organization in the Prospectus Summary and address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends.

Conventions that Apply to This Prospectus, page ii

5. You state that references to “China” or “PRC” refers to the People’s Republic of China, excluding the Taiwan region, Hong Kong, and Macau. Excluding Hong Kong from this definition tends to obscure and mitigate the risks to investors because of your significant operations in Hong Kong. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

Response: In response to the Staff’s comment, we revised our disclosure on page ii of Registration Statement on Form F-1.

Prospectus Summary, page 1

6. Please revise to address the following:

●	Summarize the disclosure of enforcement of civil liabilities in Prospectus Summary;
●	Include a related summary risk factor; and
●	Revise the first risk factor on page 30 to separately describe the specific risks of enforceability of foreign judgments in Hong Kong and to discuss Cayman Islands and Hong Kong counsels’ respective determinations.

Response: In response to the Staff’s comment, we revised our disclosure on pages 12 and 13 of Registration Statement on Form F-1 to summarize the disclosure of enforcement of liabilities in Prospectus Summary, on page 9 of Registration Statement on Form F-1 to include a related summary risk factor; and on pages 38 and 39 of Registration Statement on Form F-1 to revise the first risk factor to separately describe the specific risks of enforceability of foreign judgments in Hong Kong and to discuss Cayman Islands and Hong Kong counsels’ respective determinations.

7. We note the revisions you made on page 8 in response to prior comment 7. Please disclose how you determined that permissions related to the CAC and the CSRC’s Overseas Listing Regulations were not required. If you relied on the advice of counsel in making this determination, identify counsel and file its consent. If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure.

Response: In response to the Staff’s comment, we revised our disclosure on pages 9, 10, 18, 19 and 20 of Registration Statement on Form F-1 to disclose that, based on the facts described on pages 9, 10, 18, 19 and 20 of Registration Statement on Form F-1, we obtained the advice of counsel in making the determination that permissions from the CAC and the CSRC’s Overseas Listing Regulations were not required, and the counsel’s consent letter is filed as Exhibit 23.5 to Registration Statement on Form F-1. We also revised our disclosure on pages 9 and 10 of Registration Statement on Form F-1 to disclose that there is no guarantee that our determination is true or we will not be subject to requirements in the future and to include a cross reference to the related risk factor.

Overview, page 2

8. We note your disclosure that you utilized a “short-term initial public offering (“IPO”) investment strategy” in your asset management services and that this strategy contributed to 82.34% of your revenue for the most recent fiscal year ended September 30, 2021. Please revise to expand upon this investment strategy including more clearly describing if your strategy entails making private equity investments prior to an IPO or simply participating in the IPO.

Response: In response to the Staff’s comment, we revised our disclosure on pages 3, 27, and 98 of Registration Statement on Form F-1 to provide a clear description of our strategy and to clarify that our strategy entails simply participating in the IPO.

9. We note your response to prior comment 10. Please revise to disclose the number of clients you serve in your wealth management and asset management service lines as of the latest most practicable date.

Response: In response to the Staff’s comment, we revised our disclosure on pages 2 and 97 of Registration Statement on Form F-1 to disclose the number of clients we serve in our wealth management and asset management service lines as of the date of Registration Statement on Form F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Underlying Products and Service Mix, page 48

10. Please revise to define “pews”.

Response: We respectfully advise the Staff that the term “pews” was a spelling error in the original sentence and the correct term should be “product brokers.” In response to the Staff’s comment, we revised our disclosure on page 61 of Registration Statement on Form F-1 to correct the spelling error.

Business

Our Services

Wealth Management Services, page 82

11. If true, please disclose that your referral fees for policy renewals are generally at a lower fee percentage than fee rates for the initial origination of such policies, as well as the average and ranges of your referral fees in each instance. Further discuss the trends with respect to your policy renewal and initial originations of policies, and their related impact on your referral fee revenue, for the period covered by your financial statements.

Response: In response to the Staff’s comment, we revised our disclosure on page 106 and 107 of Registration Statement on Form F-1 to disclose that our referral fees for policy renewals are generally at a lower fee percentage than fee rates for the initial origination of such policies, and to disclose the average and ranges of our referral fees. We further discussed the trends with respect to our policy renewal and initial originations of policies, and their related impact on our referral fee revenue for the fiscal year ended September 30, 2020 and 2021 and the six months ended March 31, 2022.

Asset Management Services

Asset Management Related Advisory Services, page 88

12. We note your disclosure that you have been providing asset management related advisory services to investment company clients since late 2018. Please revise to disclose the material terms of these engagements, including but not limited to distinguishing the amount of revenues derived from “one-off” and annual fees. Please also revise your Exhibit Index to include these agreements or explain why they are not required pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on page 114 of Registration Statement on Form F-1 to disclose the material terms of our agreements with investment company clients for asset management related advisory services. Additionally, we filed the form of ongoing advisory services agreement between Prestige Asset Management Limited and clients as Exhibit 10.18 to Registration Statement on Form F-1.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Contract Assets, page F-14

13. Please revise to disclose, for all the periods presented, an explanation of changes in the contract asset. In addition, for all periods presented, please present a roll forward of activity including, to the extent applicable, the beginning and ending balance, increases due to new business, decreases upon billing, decreases from payments received, and any other significant activity impacting the contract asset balance. Please refer to ASC 606-10-50-10.

Response: In response to the Staff’s comment, we revised our disclosure on pages F-15 and F-36 of Registration Statement on Form F-1 to add an explanation of changes in the contract asset and present a roll forward of activity including the beginning and ending balance, increases due to new business, decreases upon billing, decreases from payments received, and any other significant activity impacting the contract asset balance.

Note 4 Accounts Receivable, Net, page F-18

14. Please revise to disclose an aging of your accounts receivable for all periods presented and your policy for determining their past due or delinquency status. Please refer to ASC 310-10-50.

Response: In response to the Staff’s comment, we revised our disclosure on pages F-19 and F-38 of Registration Statement on Form F-1 to disclose an aging of our accounts receivable for all periods presented and our policy for determining their past due or delinquency status.

Note 8 Related Parties Balances and Transactions, page F-22

15. We note disclosure that the material amount due from Prestige Financial Holdings Group Limited relates to brand promotion services. Please revise to clarify the nature of this asset. Include in your revised disclosures, for example, whether this represents a prepayment for services that will ultimately be expensed, an advance to a related party that will be repaid, or something else. Also, please revise to disclose the material contractual terms including any repayment terms related to these transactions.

Response: In response to the Staff’s comment, we revised our disclosure on page F-24 of Registration Statement on Form F-1 to clarify the nature of this asset and disclose the material contractual terms including repayment terms related to these transactions.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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